Exhibit 99.2

SEADRILL – SEABRAS – CLEANSING MATERIALS

No.	Disclosure Text

1.	Seadrill Limited is a party to each Seabras JV agreement – consequently, Seadrill Limited’s consent would continue to be required in certain instances under the JV agreement following a change of control of Seadrill Seabras UK Limited and Seabras Servicos de Petroleo S.A. (unless the JV agreements were amended, with the agreement of Seadrill Limited, to remove Seadrill Limited as a party).

2.	The Seabras third party debt documents do not contain a change of control which would be triggered above the level of the Seabras JV arrangements.

3.	Either party to the Seabras JV agreements could indirectly effect a termination by triggering “Russian Roulette” deadlock provisions, which apply to deadlocks on both board and shareholder decisions. If a party initiates the deadlock procedure, one party will acquire the other’s 50% stake at fair market value and the JV will terminate.

4.	The Seabras shareholder funding is provided on an equal 50/50 basis between Seadrill and Sapura.

5.	The PLSV 2 facility matures on the earlier of (i) the 10th anniversary of the Pre-Funding Date of the facility and (ii) the 20th Repayment Date in respect of the facility.

6.	Other than the three intercompany loans to Seabras Sapura Participações S.A. and the intercompany loans to Sapura Rubi GmbH, Sapura Jade GmbH, Sapura Topazio GmbH, Sapura Diamante GmbH and Sapura Onix GmbH and the shareholder loans held as equity referred to in Seadrill’s publicly available financial statements, there is no other intercompany debt which is outstanding (or available to be drawn) which has been lent by a Seadrill entity in the Seabras silo.